Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	September 30, 2013	December 31, 2012
	$	$
Assets
Current assets
Cash and cash equivalents (note 4)	6,192,790	11,500,275
Short-term investments	-	6,440,379
Amounts receivable	81,494	20,614
Inventory (Note 5)	1,080,833	-
Prepaid expenses	663,169	192,317
	8,018,286	18,153,585

Restricted cash (note 6)	5,213,201	2,047,816
Mineral properties (note7)	52,320,167	33,397,645
Capital assets (note 8)	38,533,901	16,193,033
Equity investment (note 9)	1,161,256	2,623,553
Deposits (note 10)	1,366,340	1,326,208
Deferred financing costs (note 12)	5,747,835	-
	104,342,700	55,588,255
	112,360,986	73,741,840

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 11)	6,659,230	2,480,741
Current portion of notes payable (note 12)	209,773	113,454
	6,869,003	2,594,195

Notes payable (note 12)	32,214,754	210,503
Deferred revenue (note 13)	5,302,946	-
Asset retirement and reclamation obligations (note 14)	7,171,257	1,029,797
	51,557,960	3,834,495

Commitments (note 17)

Shareholders' equity (note 15)
Share Capital
Class A preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized. Shares issued and outstanding: 122,466,648 at September 30, 2013 and 121,134,276 at December 31, 2012	178,480,170	177,138,617
Warrants	3,585,269	61,946
Contributed surplus	15,497,125	15,095,940
Accumulated other comprehensive loss	(4,148,398)	-
Deficit	(132,611,140)	(122,389,158)
	60,803,026	69,907,345
	112,360,986	73,741,840

The accompanying notes are an integral part of these interim consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffrey T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Operations and Comprehensive Loss

(expressed in Canadian dollars except for share data)

	Three Months	Three Months	Nine Months	Nine Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012	2013
	$	$	$	$	$

Expenses
Exploration and evaluation	(626,077)	(984,758)	(1,831,883)	(2,636,604)	(59,628,428)
Development	(1,286,634)	(1,897,908)	(2,918,210)	(2,937,016)	(32,178,235)
General and administrative	(1,284,306)	(1,211,270)	(4,210,525)	(4,535,594)	(50,053,170)
Write-off of mineral properties	-	-	(269,804)	-	(1,073,140)

Loss from operations	(3,197,017)	(4,093,936)	(9,230,422)	(10,109,214)	(142,932,973)

Interest income	2,756	85,142	40,773	240,302	9,927,021
Loss on equity investment (note 8)	(6,692)	(22,357)	(1,009,116)	(56,508)	(1,431,430)
Foreign exchange gain (loss)	(5,056)	(456,457)	(7,365)	(461,287)	297,146
Other income (loss)	(4,858)	(1,774)	(15,852)	962,546	1,824,636

Loss before income taxes	(3,210,867)	(4,489,382)	(10,221,982)	(9,424,161)	(132,315,600)

Recovery of future income taxes	-	-	-	-	(295,540)

Net loss for the period	(3,210,867)	(4,489,382)	(10,221,982)	(9,424,161)	(132,611,140)

Loss per common share:
Basic and diluted	(0.03)	(0.04)	(0.08)	(0.08)

Weighted average number of common shares outstanding:
Basic and diluted	122,454,943	121,079,684	121,944,663	117,646,600

COMPREHENSIVE LOSS
Net loss	(3,210,867)	(4,489,382)	(10,221,982)	(9,424,161)	(132,611,140)
Translation adjustment as of date of adoption of US$ as functional currency	-	-	-	-	(5,961,291)
Translation adjustment for foreign operations	1,280,317	-	1,812,893	-	1,812,893

Comprehensive loss for the period	(1,930,550)	(4,489,382)	(8,409,089)	(9,424,161)	(136,759,538)

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars except for share data)

					Accumulated
					Other
	Capital Stock			Contributed	Comprehensive		Shareholders'
	Shares	Amount	Warrants	Surplus	Loss	Deficit	Equity
	#	$	$	$	$	$	$

Balance, December 31, 2012	121,134,276	177,138,617	61,946	15,095,940	-	(122,389,158)	69,907,345
Exercise of stock options	97,842	134,560	-	(46,928)	-	-	87,632
Adjustment to beginning balances due to change in functional currency	-	-	-	-	(5,961,291)	-	(5,961,291)
Redemption of vested RSUs	234,530	426,993	-	(465,659)	-	-	(38,666)
Issuance of warrants	-	-	3,523,323	-	-	-	3,523,323
Common shares issued for royalty interest	1,000,000	780,000	-	-	-	-	780,000
Non-cash stock compensation	-	-	-	913,772	-	-	913,772
Net loss and comprehensive loss	-	-	-	-	1,812,893	(10,221,982)	(8,409,089)

Balance, September 30, 2013	122,466,648	178,480,170	3,585,269	15,497,125	(4,148,398)	(132,611,140)	60,803,026

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Nine Months	Nine Months	March 22, 2004
	Ended	Ended	Through
	September 30,	September 30,	September 30,
	2013	2012	2013
	$	$	$
Cash provided by (used in) Operating activities
Net loss for the period	(10,221,982)	(9,424,161)	(132,611,140)
Items not affecting cash:
Stock based compensation	913,772	1,902,272	22,207,370
Depreciation of capital assets	476,803	307,937	3,145,387
Depletion of mineral properties	235,596	-	235,596
Accretion expense	58,751	-	58,751
Provision for reclamation	9,214	(49,756)	1,456,263
Write off of investments	1,000,348	-	1,000,348
Write-off of mineral properties	269,804	-	1,073,140
Loss on equity investment	8,768	56,917	378,176
Foreign exchange loss (gain)	-	461,461	(312,241)
Loss (gain) on disposition of assets	1,431	(970,320)	(2,035,721)
Non-cash exploration costs	-	-	2,726,280
Other loss (income)	3,337	7,875	30,210
RSUs redeemed for cash	(39,516)	(18,868)	(58,384)
Proceeds from assignment of sales contract	5,183,640	-	5,183,640
Change in non-cash working capital items:
Amounts receivable	(64,333)	1,028	(69,910)
Inventory	(1,087,280)	-	(1,087,280)
Prepaid expenses	(456,818)	(168,886)	(661,777)
Accounts payable and accrued liabilities	379,158	(71,741)	1,208,068
	(3,329,307)	(7,966,242)	(98,133,224)

Investing activities
Mineral property costs	(713,008)	(315,379)	(14,918,905)
Purchase of short-term investments	-	(10,252,423)	(200,971,371)
Sale of short-term investments	6,440,655	8,311,018	202,422,085
Decrease (increase) in restricted cash	(3,072,717)	2,216,908	(5,392,532)
Deposit for Pathfinder acquisition	-	(1,332,690)	(1,333,021)
Funding of equity investment	(9,166)	(26,105)	(65,668)
Payments to/from venture partner	-	-	146,806
Proceeds from sale of property and equipment	-	-	1,127,318
Purchase of capital assets	(34,273,341)	(2,390,960)	(51,691,868)
	(31,627,577)	(3,789,631)	(70,677,156)

Financing activities
Issuance of common shares and warrants for cash	-	17,250,000	144,306,538
Share issue costs	-	(1,005,458)	(3,854,332)
Proceeds from exercise of warrants and stock options	85,163	42,330	25,606,563
Proceeds from debt financing	37,799,725	-	37,799,725
Cost of debt financing	(2,697,221)	-	(2,697,221)
Repayment of debt	(5,362,710)	-	(22,955,302)
	29,824,957	16,286,872	178,205,971

Effects of foreign exchange rate changes on cash	(175,558)	(290,310)	(3,202,801)

Net change in cash and cash equivalents	(5,307,485)	4,240,689	6,192,790
Beginning cash and cash equivalents	11,500,275	16,169,479	-
Ending cash and cash equivalents	6,192,790	20,410,168	6,192,790
	-	-	3,619
Non-cash financing and investing activities:
Common shares issued for properties	1,000,000	-	3,230,250
Mineral property acquired in asset exchange	-	970,320	970,320
Warrants issued in conjunction with debt financing	3,518,927	-	3,518,927

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

1.	Nature of Operations

Ur-Energy Inc. (the “Company”) was incorporated on March 22, 2004 under the laws of the Province of Ontario. The Company continued under the Canada Business Corporations Act on August 8, 2006. The Company is an exploration stage junior mining company headquartered in Littleton, Colorado and engaged in the identification, acquisition, exploration, evaluation, development and production of uranium mineral resources located primarily in Wyoming in the United States with additional exploration interests in Canada. As of August 2013, the Company commenced the production of uranium at its Lost Creek Project.

Due to the nature of the uranium mining methods used by the Company on the Lost Creek Property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards, the Company has not determined whether the properties contain mineral reserves. However, the Company’s April 30, 2012 NI 43-101 Technical Report on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” outlines the potential economic viability of the Lost Creek Property. The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economic resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Liquidity Risk

The Company has financed its operations from its inception primarily through the issuance of equity securities and debt instruments. The Company does not expect to generate any cash resources from operations until it successfully completes start-up activities at the Lost Creek Project. Construction and development of the Lost Creek Project commenced in October 2012 after receiving the Record of Decision from the United States Department of the Interior Bureau of Land Management (“BLM”).  Production began in August 2013 after receiving final operational clearance from the Nuclear Regulatory Commission (“NRC”). Product sales are expected to commence in the fourth quarter of 2013.

Additional funding was required in order to achieve production at the Lost Creek Project. On October 23, 2013, the Company closed a US$34 million Sweetwater County, State of Wyoming, Taxable Industrial Development Revenue Bond financing program (“State Bond Loan”), which the Company had been pursuing since the second quarter of 2012. Due to delays in closing the State Bond Loan, the Company had previously obtained interim financing from RMB Australia Holdings (“RMBAH”) in the form of a US$5 million Bridge Loan, a US$20 million First Loan Facility and a US$15 million Second Loan Facility. The Bridge Loan was paid off in the second quarter of 2013. As of September 30, 2013, the outstanding balance of the First and Second Loan Facilities was US$31 million. The First and Second Loan Facilities were subsequently paid off simultaneously with the closing of the State Bond Loan in October 2013. Upon repayment of the Second Loan Facility, one half of the arrangement fee (US$450,000) was applied towards repayment of the loan. The repayment terms of the State Bond Loan call for interest only payments for the first year of the loan.

Based upon its current cash balances and the expected timing of the first product sales, the Company believes it will be able to meet its current obligations without additional funding. However, it is possible that additional funding may be required.

Up to US$10 million of the RMBAH First Loan Facility remains available to the Company to be redrawn for the purpose of acquiring the Pathfinder Mines Corporation. Additional funding may be necessary to complete the Pathfinder acquisition.

3.	Summary of Significant Accounting Policies

Basis of presentation

These financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC and NFUR Hauber, LLC. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company.”

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim financial statements reflect all normal adjustments which in the opinion of management are necessary for a fair statement of the results for the periods presented. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2012.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

Functional currency

The Company changed its functional currency prospectively, beginning January 1, 2013, from the Canadian dollar to the U.S. dollar with respect to its operations in the United States. The change in functional currency had a significant impact on the Company’s consolidated financial statements as most of the non-current assets of the Company are situated in the United States and were previously accounted for using the Canadian dollar as the functional currency. As a result, these items had been carried in the consolidated financial statements based on the exchange rate in place at the time the assets were purchased. As a result of this change, these assets will now be included in the financial statements using the spot rate at the end of the period.

Translation adjustments will result from the process of translating the financial statements into Canadian dollars for reporting. These adjustments will not be included in determining net income, but will be reported separately and accumulated in other comprehensive income. As of January 1, 2013, the Company recorded a cumulative transaction adjustment (“CTA”) of approximately C$6.0 million, which is shown in the consolidated statement of shareholders’ equity.

Inventory

The Company’s inventories are measured at the lower of cost and net realizable value and reflect uranium in various stages of the production and sales process including in-process inventory, plant inventory and conversion facility inventory.

Depreciation

Depreciation is calculated based on the cost of the asset less any residual value. Assets unrelated to production, including mineral properties and certain production assets, are depreciated based on estimated useful lives according to the straight-line method.

The buildings and plant equipment at the Lost Creek Project are being depreciated on a straight-line basis over the current estimated production life of the Lost Creek Project.

Mineral properties including the cost of capitalized development are being amortized over the mine’s production life on a straight line basis.

4.	Cash and Cash Equivalents

The Company’s cash and cash equivalents consist of the following:

	As of	As of
	September 30, 2013	December 31, 2012
	$	$

Cash on deposit at banks	528,395	261,209
Money market funds	5,664,395	11,239,066

	6,192,790	11,500,275

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

5.	Inventory

The Company’s inventory consists of the following:

	As of	As of
	September 30, 2013	December 31, 2012
	$	$

In-process inventory	1,080,833	-
Plant inventory	-	-
Conversion facility inventory	-	-

	1,080,833	-

During the three and nine months ended September 30, 2013, no inventory was expensed as cost of sales. As of September 30, 2013, there were no costs in excess of net realizable value.

6.	Restricted Cash

The Company’s restricted cash consists of the following:

	As of	As of
	September 30, 2013	December 31,2012
	$	$

Money market account (a)	5,110,081	1,936,454
Certificates of deposit (a,b)	103,120	111,362

	5,213,201	2,047,816

(a)	The bonding requirements for reclamation obligations on various properties have been agreed to by the Wyoming Department of Environmental Quality and United States Department of the Interior. The restricted certificates of deposits and money market accounts are pledged as collateral against performance surety bonds, letters of credit and/or promissory notes underlying letters of credit which are used to secure potential costs of reclamation related to those properties. Surety bonds providing US$9,887,450 of coverage towards specific reclamation obligations are collateralized by US$4,943,725 of the restricted cash at September 30, 2013.

(b)	A certificate of deposit ($103,120) provides security for the Company’s credit cards.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

7.	Mineral Properties

The Company’s mineral properties consist of the following:

	USA		Canada	Total

	Lost Creek	Other US	Canadian
	Property	Properties	Properties
	$	$	$	$

Balance, December 31, 2012	15,456,790	17,417,188	523,667	33,397,645

Royalty acquired for common stock	807,266	-	-	807,266
Property write-offs	-	(269,804)	-	(269,804)
Exchange rate adjustment (see note 2)	(2,698,065)	(1,463,066)	-	(4,161,131)
Capitalized development costs	22,783,489	-	-	22,783,489
Depletion	(237,298)	-	-	(237,298)

Balance, September 30, 2013	36,112,182	15,684,318	523,667	52,320,167

As a result of the change in functional currency, a CTA as of the date of conversion reduced the reported cost of the U.S. mineral properties by C$5,259,161. The above adjustment reflects both the initial adjustment and the adjustment as of period end.

United States

Lost Creek Property

The Company acquired certain Wyoming properties when Ur-Energy USA Inc. entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC in 2005.  Under the terms of the MIPA, the Company purchased 100% of NFU Wyoming, LLC.  Assets acquired in this transaction include the Lost Creek Project, other Wyoming properties and development databases.  NFU Wyoming was acquired for aggregate consideration of US$20,000,000 plus interest. Since 2005, the Company has increased its holdings adjacent to the initial Lost Creek acquisition through staking additional claims and additional property purchases and leases.

In April 2013, the Company executed a royalty purchase agreement with the royalty holder who owned the only private royalty reserved on the Lost Creek Project. The 1.67% royalty had existed with respect to future production of uranium on 20 mining claims at the Lost Creek Project. The Company issued one million common shares of the Company with a fair value of $780,000 in full consideration of the conveyance and termination of the royalty interest. There is a royalty on each of the State of Wyoming sections under lease at the Lost Creek, LC West and EN Projects, as required by law.  Other royalties exist on certain mining claims at the LC South and EN Projects. There are no royalties on the mining claims in the LC North, LC East or LC West Projects.

In August 2013, the Company commenced mineral extraction and production at the Lost Creek Project and began amortizing the related mineral properties on a straight line basis.

Other U.S. properties

In June 2013, the Company decided to abandon the South Granite Mountain project by not paying the claim fees due later in 2013. The cost of that project of $269,804 was therefore written off.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

8.	Capital Assets

The Company’s capital assets consist of the following:

	As of September 30, 2013			As of December 31, 2012
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$

Rolling stock	3,702,636	2,288,822	1,413,814	3,391,524	1,816,212	1,575,312
Buildings and enclosures	16,528,169	4,014	16,524,155	-	-	-
Machinery and equipment	14,518,906	398,139	14,120,767	418,143	338,594	79,549
Furniture, fixtures and leasehold improvements	75,440	58,762	16,678	81,516	54,929	26,587
Information technology	746,378	501,787	244,591	715,828	510,492	205,336
Capitalized reclamation costs	6,623,149	409,253	6,213,896	-	-	-
Construction in progress	-	-	-	14,306,249	-	14,306,249

	42,194,678	3,660,777	38,533,901	18,913,260	2,720,227	16,193,033

In August 2013, the Company received permission from the NRC to begin production at the Lost Creek facility. At that time, the Company reclassified its construction in progress assets to buildings, equipment and development costs as appropriate.

As a result of the change in functional currency, a CTA reduced the reported cost of capital assets as of the date of conversion by C$303,379 and the related accumulated depreciation by C$136,570.

9.	Equity Investment

Following its earn-in to the Bootheel Project in 2009, Crosshair Energy Corporation, now Jet Metals Corp (“Jet Metals”), was required to fund 75% of the Project’s expenditures and the Company the remaining 25%. The Project has been accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations since the date of earn-in and the Company’s net investment is reflected on the Balance Sheet. Under the terms of the agreement, the Company elected not to participate financially for the year ended March 31, 2012 which reduced the Company’s ownership percentage to 19.115%. The equity accounting method has been continued because of the Company’s ability to directly influence the budget process and therefore the operations of the Project. The Company resumed participation financially for the year ended March 31, 2013.

As a result of the change in functional currency, a CTA as of the date of conversion reduced the reported cost of the equity investment by C$535,084.

In February 2013, a mineral lease at the Bootheel property expired and was not renewed.  The Company had no cost base in the lease and is therefore not reflecting a loss on the non-renewal. As a result of the expiration, a portion of the mineral resources which were previously reported by an NI 43-101 Technical Report by Jet Metals is no longer controlled by the venture.  At the June venture management meeting, it was decided that the expired private lease will not be further pursued and a portion of the claims held on the Bootheel property, but determined not to contain economic mineralization would be abandoned. Additionally, it was decided that all of the mining claims at the Buck Point property, none of which contain economic mineralization will be abandoned.  Mining claims at the Bootheel property on which mineral resources were reported will be maintained.  As a result of these actions, the Company has written off the cost (US$969,329) of the Buck Point property originally contributed to the venture.  In addition, the Company has performed an impairment analysis on its remaining investment in the venture using its interest in the portion of the remaining estimated mineral resource~~s~~ and determined that the fair value of the remaining minerals is sufficient to not warrant an impairment of the cost at this time.  The remaining state leases and claims are being held by the venture.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

10.	Deposits

On July 24, 2012, the Company announced the execution of a Share Purchase Agreement (“SPA”) to acquire Pathfinder Mines Corporation (“Pathfinder”). The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from its sole shareholder, COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000 and the assumption of the existing reclamation liabilities at the Shirley Basin site. The initial payment of US$1,325,000 was made upon execution of the SPA and is included in deposits. It is held in an AREVA interest bearing account which bears interest at the minimum of their current rate or the 1 year LIBOR rate plus one percent pending the satisfaction of other closing conditions. Interest earned on the escrow payment will be credited to the Company against the Closing Purchase Price at the Closing. If the Company does not proceed with the acquisition, the deposit will be forfeited. The NRC has approved the transfer of the licenses and the Company and AREVA are working to satisfy other closing conditions to complete the transaction as described above.

11.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	As of	As of
	September 30, 2013	December 31, 2012
	$	$

Accounts payable - Capital assets	4,418,011	1,479,419
Retainage on construction contract	706,403	309,761
Accounts payable	951,762	420,410
Payroll and other taxes	583,054	271,151

	6,659,230	2,480,741

12.	Notes Payable

On May 13, 2013, the Company entered into a bridge loan agreement (the "Bridge Loan") with RMBAH. The Bridge Loan was in the amount of US$5.0 million and was funded on May 14, 2013. The Bridge Loan provided interim working capital for Lost Creek project development prior to receiving funds to be provided by either the State of Wyoming or the RMBAH loan facility discussed below. The Bridge Loan provided for interest at 7.5% per annum in addition to a 4% origination fee all of which was capitalized as construction period interest. The Company was required to repay the Bridge Loan upon receipt of funds from any source in an amount exceeding US$6.0 million or at the maturity date of July 31, 2013. Accordingly, the Bridge Loan was paid with proceeds from the senior secured loan facility (the “First Loan Facility”) described below.

On June 24, 2013, the Company entered into a US$20.0 million First Loan Facility with RMBAH. The First Loan Facility was intended to fund the acquisition and advancement of the Pathfinder assets in Wyoming, and provide other interim Lost Creek development costs pending final approval of the State Bond Loan. The First Loan Facility was fully drawn as of September 30, 2013 and carried interest at 7.5% plus the three month LIBOR rate recalculated at the start of each calendar quarter. For the quarter ending September 30, 2013, the rate was approximately 7.77%. In addition, the Company issued 4,294,167 warrants at an exercise price of C$1.20 per common share and a five-year expiry. Using the Black-Scholes calculations as discussed in note 15, the warrants were calculated to have a value of approximately US$2.0 million. The Company also paid an arrangement fee of 6% (US$1.2 million) and legal fees to RMBAH totalling approximately US$0.2 million. The total effective interest rate on the Loan Facility is 18.2%. All loan fees were being amortized over the life of the loan. The loan was repaid on October 23, 2013 from the proceeds of the State Bond Loan (note 18), however, up to US$10 million remains available to the Company to be redrawn for the purpose of acquiring the Pathfinder Mines Corporation.

In August 2013, the Company entered into a US$15.0 million second loan facility (the “Second Loan Facility”) with RMBAH. This Second Loan Facility was intended to allow the Company to complete the construction of the Lost Creek facility pending the approval and funding of the State Bond Loan. As of September 30, 2013, the Company had drawn US$11 million of the US$15 million Second Loan Facility, which carried interest at 7.5% plus the three month LIBOR rate recalculated at the start of each calendar quarter. For the quarter ending September 30, 2013, the rate is approximately 7.68%. In addition, the Company issued 3,100,800 warrants at an exercise price of C$1.25 per common share and a five-year expiry. Using the Black-Scholes calculations as discussed in note 15, the warrants were calculated to have a value of approximately US$1.4 million. The Company also paid an arrangement fee of 6% (US$0.9 million) and legal fees to RMBAH totalling approximately US$0.1 million. The total effective interest rate on the Loan Facility is 14.0%. All loan fees are being amortized over the life of the loan. The loan was repaid on October 23, 2013 from the proceeds of the State Bond Loan (note 18).

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

Deferred financing costs consist of the loan fees attributable to the First and Second Loan Facilities.

13.	Deferred Revenue

In March 2013, the Company assigned a portion of the contractual delivery obligations under two of its sales contracts to a natural resources trading company in exchange for a cash payment of US$5.1 million. The remainder of the contractual delivery obligations under the two contracts remain in place as well as certain other performance obligations associated with the contracts.  Therefore, the Company will reflect the payment as revenue when the related deliveries under the contracts are settled.

14.	Asset Retirement and Reclamation Obligations

Asset retirement obligations ("ARO") for the Lost Creek Project are equal to the present value of all estimated future costs required to remediate any environmental disturbances that exist as of the end of the period, using discount rates applicable at the time of initial recognition of each component of the liability. Included in this liability are the costs of closure, reclamation, demolition and stabilization of the mines, processing plants, infrastructure, aquifer restoration, waste dumps and ongoing post-closure environmental monitoring and maintenance costs. At September 30, 2013, the total undiscounted amount of the estimated future cash needs was estimated to be US$8.5 million. The schedule of payments required to settle the September 30, 2013, ARO liability extends through 2026.

In addition, the Company has recorded a liability of $87,652 (December 31, 2012 – $75,764) which represents an estimate of costs that would be incurred to remediate the Company’s other exploration and development properties. The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's U.S. properties.

The restricted cash as discussed in note 6 is related to surety bonds and letters of credit which provide security to the related governmental agencies on these obligations.

15.	Shareholders’ Equity and Capital Stock

Common share issuances

During the nine months ended September 30, 2013, the Company exchanged 234,530 common shares for vested Restricted Share Units (“RSUs”).

In April 2013, the Company executed a royalty purchase agreement for the issue of one million common shares of the Company with a fair value of $780,000 in full consideration of the conveyance and termination of the royalty interest with the royalty holder who owned the only private royalty reserved on the Lost Creek Project.

In July 2013, 97,842 stock options were exercised by employees.

Stock options

In 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Option Plan”). Eligible participants under the Option Plan include directors, officers, employees and consultants of the Company. Under the terms of the Option Plan, stock options generally vest with Option Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2012	8,511,722	1.32
Granted	781,327	0.83
Exercised	(97,842)	0.90
Forfeited	(31,806)	0.76
Expired	(705,000)	1.65

Outstanding, September 30, 2013	8,458,401	1.26

The exercise price of a new grant is set at the closing price for the stock on the Toronto Stock Exchange (TSX) on the trading day immediately preceding the grant date so there is no intrinsic value as of the date of grant. The fair value of options vested during the three and nine months ended September 30, 2013 were $0.4 million and $1.0 million, respectively.

As of September 30, 2013, outstanding stock options are as follows:

	Options outstanding			Options exercisable
		Weighted-			Weighted-
		average	Aggregate		average	Aggregate
Exercise		remaining	Intrinsic		remaining	Intrinsic
price	Number	contractual	Value	Number	contractual	Value
$	of options	life (years)	$	of options	life (years)	$	Expiry

0.71	400,497	0.4	188,234	400,497	0.4	188,234	February 9, 2014
0.90	776,257	0.9	217,352	776,257	0.9	217,352	September 2, 2014
0.81	554,074	1.4	205,007	554,074	1.4	205,007	March 5, 2015
2.87	1,318,293	2.3	-	1,318,293	2.3	-	January 28, 2016
1.57	645,000	2.8	-	645,000	2.8	-	July 7, 2016
1.17	759,809	2.9	7,598	759,809	2.9	7,598	September 9, 2016
1.16	200,000	3.1	4,000	200,000	3.1	4,000	October 24, 2016
0.91	1,136,368	3.3	306,819	1,136,368	3.3	306,819	January 12, 2017
1.39	200,000	3.3	-	200,000	3.3	-	February 1, 2017
1.18	100,000	3.4	-	100,000	3.4	-	March 1, 2017
0.76	1,594,312	4.2	669,611	860,928	4.2	361,590	December 7, 2017
0.77	673,791	4.6	276,254	215,613	4.6	88,401	April 25, 2018
1.24	100,000	4.8	-	10,000	4.8	-	August 1, 2018

1.26	8,458,401	2.9	1,874,875	7,176,839	2.6	1,379,001

The aggregate intrinsic value of the options in the preceding table represents the total pre-tax intrinsic value for stock options with an exercise price less than the Company’s TSX closing stock price of $1.18 as of the last trading day in the period ended September 30, 2013, that would have been received by the option holders had they exercised their options as of that date. The total number of in-the-money stock options outstanding as of September 30, 2013 was 6,095,108. The total number of in-the-money stock options exercisable as of September 30, 2013 was 4,903,546.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

Restricted Share Units

On June 24, 2010, the Company’s shareholders approved the adoption of the Company’s restricted share unit plan (the “RSU Plan”). Eligible participants under the RSU Plan include directors and employees of the Company. Under the terms of the RSU Plan, RSUs vest with participants as follows: 50% on the first anniversary of the date of the grant and 50% on the second anniversary of the date of the grant.

Activity with respect to RSUs is summarized as follows:

		Weighted
		Average Grant
	RSUs	Date Fair Value
	#	$

Unvested, December 31, 2012	826,425	1.15
Vested	(277,456)	1.85
Forfeited	(6,068)	0.76

Unvested, September 30, 2013	542,901	0.80

As of September 30, 2013, outstanding RSUs are as follows:

		Weighted-
		average
	Number of	remaining	Aggregate
	unvested	amortization	Intrinsic
Grant Date	options	life (years)	Value

January 12, 2012	144,309	0.28	170,285
December 7, 2012	398,592	1.19	470,339

	542,901	0.95	640,624

Upon vesting, the holder of an RSU will receive one common share, for no additional consideration, for each RSU held.

Warrants

The Company issued 25,000 warrants to purchase stock at US$1.00 per share to its consultant EPOCH Financial Group Inc. on March 5, 2013. As discussed in note 12, the Company issued 4,294,167 warrants to RMBAH in June and additional 3,100,800 in August as conditions of the funding of the two Loan Facilities. Upon repayment of the Second Loan Facility (note 18), 1,550,400 of the warrants issued in August were cancelled.

Activity with respect to warrants is summarized as follows:

		Weighted-
		average
	Warrants	exercise price
	#	$

Outstanding, December 31, 2012	150,000	1.13

Granted	7,419,967	1.22

Outstanding, September 30, 2013	7,569,967	1.22

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

As of September 30, 2013, outstanding warrants are as follows:

		Weighted-
		average	Aggregate
Exercise		remaining	Intrinsic
price	Number	contractual	Value
$	of warrants	life (years)	$	Expiry

0.99	50,000	1.9	9,685	September 4, 2015
1.20	100,000	2.1	-	November 1, 2015
1.00	25,000	2.4	4,500	March 5, 2016
1.20	4,294,167	4.7	-	June 24, 2018
1.25	3,100,800	4.9	-	August 27, 2018

	7,569,967	4.7	14,185

Share-Based Compensation Expense

Stock-based compensation expense was $0.2 million and $0.5 million for the three months ended September 30, 2013 and 2012, respectively and $0.9 million and $1.9 million for the nine months ended September 30, 2013 and 2012, respectively.

As of September 30, 2013, there was approximately $0.4 million of total unrecognized compensation expense (net of estimated pre-vesting forfeitures) related to unvested share-based compensation arrangements granted under the Option Plan and $0.2 million under the RSU Plan. The expenses are expected to be recognized over a weighted-average period of 0.9 years and 1.0 years, respectively.

Cash received from stock options exercised during both nine month periods ended September 30, 2013 and 2012 was less than $0.1 million.

Total share-based compensation included in capitalized construction cost for the nine months ended September 30, 2013 is less than $0.1 million.

Fair Value Calculations

The initial fair value of options and warrants granted during the nine months ended September 30, 2013 and 2012 was determined using the Black-Scholes option pricing model with the following assumptions:

	2013	2012

Expected RSU life (years)	-	2.00
Expected warrant life (years)	1.5 - 2.56	-
Expected option life (years)	3.41-3.45	3.29-3.30
Expected volatility	61-66%	73-78%
Risk-free interest rate	0.9-1.4%	1.0-1.3%
Forfeiture rate (options)	4.2-4.4%	4.7-4.8%
Expected dividend rate	0%	0%

The Company estimates expected volatility using daily historical trading data of the Company’s common shares, because this method is recognized as a valid method used to predict future volatility. The risk-free interest rates are determined by reference to Canadian Treasury Note constant maturities that approximate the expected option term. The Company has never paid dividends and currently has no plans to do so.

Share-based compensation expense is recognized net of estimated pre-vesting forfeitures, which results in recognition of expense on options that are ultimately expected to vest over the expected option term. Forfeitures were estimated using actual historical forfeiture experience.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

Although the estimated fair values of stock options are determined as outlined above, these estimates are based on assumptions regarding a number of complex and subjective variables, including the Company’s stock price volatility over the expected terms of the awards, estimates of the expected option terms, including actual and expected option exercise behaviors and estimates of pre-vesting forfeitures. Changes in any of these assumptions could materially affect the estimated value of stock options and, therefore, the valuation methods used may not provide the same measure of fair value observed in a willing buyer/willing seller market transaction.

The fair value used for the RSUs issued in January 2012 was $0.91 per unit which was the closing price of the stock on the TSX as of the trading day immediately preceding the grant date.

16.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, deposits, accounts payable and notes payable. The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short-term investments. See the table in note 4 for the composition of the Company’s cash and cash equivalents.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and restricted cash. These assets include Canadian dollar and U.S. dollar denominated certificates of deposits, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.18% to 0.6% and mature at various dates up to August 27, 2014. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.9 million is covered by the Canada Deposit Insurance Corporation, the Securities Investor Protection Corporation or the United States Federal Deposit Insurance Corporation leaving approximately $10.5 million at risk at September 30, 2013 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of September 30, 2013.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

The Company has financed its operations from its inception primarily through the issuance of equity securities and debt instruments. The Company does not expect to generate any cash resources from operations until it successfully completes start-up activities at the Lost Creek Project. Production commenced in August 2013 after receiving final operational clearance from the NRC. Product sales are expected to commence in the fourth quarter of 2013.

Based upon its current cash balances and the expected timing of the first product sales, the Company believes it will be able to meet its current obligations without additional funding. However, it is possible that additional funding may be required.

Up to US$10 million of the RMBAH First Loan Facility remains available to the Company to be redrawn for the purpose of acquiring the Pathfinder Mines Corporation. Additional funding may be necessary to complete the Pathfinder acquisition.

As at September 30, 2013, the Company’s financial liabilities consisted of trade accounts payable and accrued trade and payroll liabilities of $6.7 million which are due within normal trade terms of generally 30 to 60 days. The loan was repaid on October 23, 2013 from the proceeds of the State Bond Loan (note 18).

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents, deposits, restricted cash and debt financings. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2013

(expressed in Canadian dollars)

Currency risk

The Company maintains a balance of approximately $0.1 million in foreign currency resulting in a low currency risk.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would a $0.1 million impact for the nine months ended September 30, 2013. This would impact the cost of construction as interest on the Loan Facility was capitalized during this period. Subsequent to the construction period, the impact would have been on the net loss of the Company. This impact is primarily as a result of the Company having loan facilities whose interest rate is tied to a published LIBOR rate. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

17.	Commitments

As discussed in note 10, the Company executed a Share Purchase Agreement (“SPA”) to acquire Pathfinder. The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from its sole shareholder, COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000 and the assumption of the existing reclamation liabilities at the Shirley Basin site. The initial payment of US$1,325,000 was made upon execution of the SPA and will be held in escrow pending closing. The balance of $11,925,000 will be due at closing.

The Company has agreed to a Contingency and Development Agreement with Sweetwater County for the improvement of a county road servicing the Lost Creek facility. The Company’s portion of the cost will be $166,667 and will be due after the work is completed.

18.	Subsequent Events

On October 15, 2013, the Sweetwater County Commissioners approved the issuance of a US$34 million Sweetwater County, State of Wyoming, Taxable Industrial Development Revenue Bond (Lost Creek Project), Series 2013 (the “Sweetwater IDR Bond”) to the State of Wyoming, acting by and through the Wyoming State Treasurer, as purchaser. On October 23, 2013, the Sweetwater IDR Bond was issued and the proceeds were in turn loaned by Sweetwater County to the Lost Creek ISR, LLC (the “Borrower”) pursuant to a financing agreement dated October 23, 2013 (the “State Bond Loan”). The State Bond Loan calls for payments of interest at a fixed rate of 5.75% per annum on a quarterly basis commencing January 1, 2014. The principal is payable in 28 quarterly installments commencing January 1, 2015 and continuing through October 1, 2021. The State Bond Loan is collateralized by all of the assets at the Lost Creek Project. As a condition of the financing, the RMBAH First and Second Loan Facilities together with certain construction equipment loans (see note 12) were paid off with the funding proceeds from the State Bond Loan.

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